FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR April 3, 2008

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                               FORM  51-102F3

                          MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         April 2, 2008


Item 3   News Release
         ------------

         Issued April 2, 2008 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, BC, CANADA, April 2, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in cellulose based fuels technology, announced it has signed a cooperation agreement with Marketech International Corporation (MIC) to jointly review the commercial feasibility and, if warranted, develop and construct the first two commercial BioOil plants in Taiwan. The Companies also entered into a memorandum to explore further cooperation to develop BioOil projects in the Greater China area.

Taiwan

The companies have agreed to work together on an exclusive basis to investigate the feasibility of jointly developing and constructing two BioOil plants initially. Financing for the plants will be provided for locally. Dynamotive as part of the development agreement may, at its option, capitalize technology license and engineering services for up to 10% of project ownership.

China

Dynamotive and MIC agreed to collaborate on the feasibility of developing one BioOil plant utilizing Dynamotive's technology to convert agricultural residues into BioOil in the People's Republic of China. The companies will work together on negotiating commercial agreements for engineering, equipment fabrication, equipment supply, and project investments. Based on the successful completion of the first project and the resulting goodwill, Dynamotive will further evaluate geographic opportunities within China to be developed jointly with MIC.


Item 5   Full Description of Material Change
         -----------------------------------

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, April 2, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in cellulose based fuels technology, announced it has signed a cooperation agreement with Marketech International Corporation (MIC) to jointly review the commercial feasibility and, if warranted, develop and construct the first two commercial BioOil plants in Taiwan. The Companies also entered into a memorandum to explore further cooperation to develop BioOil projects in the Greater China area.

Dynamotive and Marketech acknowledged the market potential for the production of BioOil in Taiwan and China in the agreement, as well as recognizing the need to respond to the rising cost of fossil fuels and the reduction of green house gases which further enhance the potential for deployment of Dynamotive's technology in these markets.

Taiwan

The companies have agreed to work together on an exclusive basis to investigate the feasibility of jointly developing and constructing two BioOil plants initially. Financing for the plants will be provided for locally. Dynamotive as part of the development agreement may, at its option, capitalize technology license and engineering services for up to 10% of project ownership.

The first potential plant would process 100 metric dry tons per day of prepared distiller grain at a facility located in an island off the coast of Taiwan. BioOil produced will displace high cost diesel oil being imported currently by the host company. Feasibility studies for the development have been completed with favourable determination by the parties.

The second potential plant is for a key agricultural producer in the country. The plant would process 100 metric tons per day of prepared sugar cane and other residuals.

Current planning envisages that Dynamotive will deliver pyrolysis modules (to be fabricated in any of three locations: Canada, U.S. or Argentina) and MIC as the local partner will deliver the balance of the plant, including feedstock preparation equipment, non-core equipment, construction and installation. Upon securing the projects, both parties agreed to enter into a further contract to define rights, obligations and warranties of each party for continued operations in this market.

China

Dynamotive and MIC agreed to collaborate on the feasibility of developing one BioOil plant utilizing Dynamotive's technology to convert agricultural residues into BioOil in the People's Republic of China. The companies will work together on negotiating commercial agreements for engineering, equipment fabrication, equipment supply, and project investments. Based on the successful completion of the first project and the resulting goodwill, Dynamotive will further evaluate geographic opportunities within China to be developed jointly with MIC.

As a professional technology service provider based in Taipei, Taiwan, MIC has gained broad-based experience in new and developing energy industries. In 2006, MIC started the construction of a petrochemical plant in the Mailiao Industrial Zone, and in 2007 MIC entered the solar cell industry. The biomass to liquid arena is a further step in MIC's strategy to penetrate the renewable energy sector.

"MIC is ready to promote the construction of a BioOil Plant and will cooperate with Dynamotive Energy Systems Corporation in Taiwan and mainland China in the future," said Mrs. Margaret Kao, the Chairman and CEO of MIC.

Richard Lin, Chairman of Dynamotive Energy Systems stated, "In selecting MIC, we have a capable local partner to take advantage of market opportunities and the new trend towards renewable energy in greater China."

The foregoing joint initiatives are subject to definitive agreements both for the initial feasibility study collaboration and a determination that one or more plants are technically, financially and legally capable of construction, that will require the negotiation of further agreements and securing financing on acceptable terms.

5.2  Disclosure for Restructuring Transactions

     N/A

Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         April 2, 2008


       DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                               (signed)   "Andrew Kingston"
                                          -----------------
                                           Andrew Kingston
                                           President & CEO

    DYNAMOTIVE ENERGY SYSTEMS CORPORATION News Release:  April 2, 2008

            Dynamotive and Marketech International to Collaborate
              for Potential BioOil Plants in Taiwan and China

VANCOUVER, BC, CANADA, April 2, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in cellulose based fuels technology, announced it has signed a cooperation agreement with Marketech International Corporation
(MIC) to jointly review the commercial feasibility and, if warranted, develop and construct the first two commercial BioOil plants in Taiwan. The Companies also entered into a memorandum to explore further cooperation to develop BioOil projects in the Greater China area.

Dynamotive and Marketech acknowledged the market potential for the production of BioOil in Taiwan and China in the agreement, as well as recognizing the need to respond to the rising cost of fossil fuels and the reduction of green house gases which further enhance the potential for deployment of Dynamotive's technology in these markets.

Taiwan

The companies have agreed to work together on an exclusive basis to investigate the feasibility of jointly developing and constructing two BioOil plants initially. Financing for the plants will be provided for locally. Dynamotive as part of the development agreement may, at its option, capitalize technology license and engineering services for up to 10% of project ownership.

The first potential plant would process 100 metric dry tons per day of prepared distiller grain at a facility located in an island off the coast of Taiwan. BioOil produced will displace high cost diesel oil being imported currently by the host company. Feasibility studies for the development have been completed with favourable determination by the parties.

The second potential plant is for a key agricultural producer in the country. The plant would process 100 metric tons per day of prepared sugar cane and other residuals.

Current planning envisages that Dynamotive will deliver pyrolysis modules (to be fabricated in any of three locations: Canada, U.S. or Argentina) and MIC as the local partner will deliver the balance of the plant, including feedstock preparation equipment, non-core equipment, construction and installation. Upon securing the projects, both parties agreed to enter into a further contract to define rights, obligations and warranties of each party for continued operations in this market.

China

Dynamotive and MIC agreed to collaborate on the feasibility of developing one BioOil plant utilizing Dynamotive's technology to convert agricultural residues into BioOil in the People's Republic of China. The companies will work together on negotiating commercial agreements for engineering, equipment fabrication, equipment supply, and project investments. Based on the successful completion of the first project and the resulting goodwill, Dynamotive will further evaluate geographic opportunities within China to be developed jointly with MIC.

As a professional technology service provider based in Taipei, Taiwan, MIC has gained broad-based experience in new and developing energy industries. In 2006, MIC started the construction of a petrochemical plant in the Mailiao Industrial Zone, and in 2007 MIC entered the solar cell industry. The biomass to liquid arena is a further step in MIC's strategy to penetrate the renewable energy sector.

"MIC is ready to promote the construction of a BioOil Plant and will cooperate with Dynamotive Energy Systems Corporation in Taiwan and mainland China in the future," said Mrs. Margaret Kao, the Chairman and CEO of MIC.

Richard Lin, Chairman of Dynamotive Energy Systems stated, "In selecting MIC, we have a capable local partner to take advantage of market opportunities and the new trend towards renewable energy in greater China."

The foregoing joint initiatives are subject to definitive agreements both for the initial feasibility study collaboration and a determination that one or more plants are technically, financially and legally capable of construction, that will require the negotiation of further agreements and securing financing on acceptable terms.


About Marketech International Corporation

Marketech International Corp. (TAIEX:6196) is a professional technology service provider dedicated to advanced process equipment support service, total solutions for facility integration and customized equipment manufacturing. Marketech fully supports the development of the semiconductor, LCD, as well as energy industries within the Asia-Pacific territory. With headquarters in Taipei, Taiwan, Marketech has global offices in Greater China, Singapore, Korea and Japan. For more information, visit Marketech's website at www.micb2b.com.


About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. The final stages of the commissioning process at the Guelph plant and the reconstruction of the West Lorne plant may be seen by viewing photographs regularly posted on the company's website at www.dynamotive.com


About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contacts:

Nathan Neumer, Director of Communications, 604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.



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